COASTAL PACIFIC MINING – SANTA RITA PROPERTY UPDATE

CALGARY, Alberta, January 13, 2011 - Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company") www.coastalpacificminingcorp.com, further to the successful Property visit in early December by the Company’s Geologist, has initiated the process for acquiring all necessary licenses to initiate the proposed exploration and drill program on the Santa Rita property (the “Property”).

Mr. Rick Walker, B.Sc., M.Sc., P.Geo., a Geoscientist and Qualified Person as defined by NI 43-101, the Company’s Geologist, having concluded that the Property is highly prospective for polymetallic Ag-Pb-Zn manto and / or vein style mineralization based on previously released Preliminary Interpretations (December 16, 2010), strongly recommended further work on the Property to thoroughly evaluate the mineral potential.

Based on this analysis, the Company has invested a further $100,000 into the Property according to the terms of its agreement, and has initiated the license application process for drilling, explosives, and other required permitting.  At present, the expectation is that this process will be complete by the end of January, with the planned work program to commence at the beginning of February.

Mr. Joseph Bucci, President of Coastal Pacific, commented “We are very excited to be undertaking these concrete steps in getting our drilling and exploration program underway.  Under Mr. Walker’s guidance and oversight, all the required pieces to gain a thorough understanding of the Property’s prospects are well underway. Furthermore, Mr. Peter Flueck, our partner on the Santa Rita project, recently provided a summary of prior work undertaken on the property and the estimated production potential, should our expectations for the property be borne out.”

Mr. Flueck provided some of the following highlights, which are based on reports available for review on the Company website, together with his own analysis.

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The initial Santa Rita report by Zagarra, which was relatively comprehensive documents a non NI 43-101 compliant Resource Estimate of 816,980 tons, derived from a combination of surface manto (not covered by overburden) at 510,000 tons, with the remainder being hosted in six wide veins exposed at surface. Analysis of both manto and vein samples by Zagarra returned an average value of Ag 6.66 oz, Zn 8.19% Pb 11.68%. Subsequent geological has returned similar values (or better).

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A subsequent geological expedition by Salinas furthered the resource estimate to 1.3 million tons, recommended a drilling program and reported potential to increase reserve to an estimated 3,343,000 tons by completing the recommended drilling program.

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Both Zagarra and Salinas, being Peruvian and despite being highly qualified, are not accepted under NI 43-101, therefore the reports are non 43-101 compliant but are considered indicative of the mineral potential.

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Several other geologists (43-101 qualified) have evaluated the property, and all were of the opinion that the Property has merit and could prove to be the surface exposure of a much larger mineralized system.

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The Phase I exploration program proposed for the Property by Coastal Pacific, comprising an estimated 1250 samples and assays is expected to confirm the mineral potential and provide a NI 43-101 compliant Resource Estimate sufficient to justify an initial 350 ton/day plant to commence production, with tentative plans to increase plant capacity size.

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In order to justify the initial plant, a Resource Estimate confirming sufficient ore for a minimum of a minimum of 3 years production is required (the required permit for a 350 ton/day operation is anticipated to be approved within 4-5 months subsequent to application).  The amount of ore for 3 years production amounts to a minimum of 105,000 tons/year, based on a 300 day year. The Company anticipates the proposed Phase I exploration and drill program will result in a NI 43-101 compliant Resource Estimate in excess of this required minimum tonnage.

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If the Company can realized the production goal of 350 tons/day, the Company can produce significant revenue to finance further exploration to develop the full potential of the Property and to assist in financing other interests.

The 1200 hectares (2965 acres) Santa Rita property is located within the Central Cordillera of the Peruvian Andes in rugged terrain at elevations that vary between 4200 m (13,780 feet) to 4800 m (15,748 feet) above sea level.  Limited exploration by Gateway and others has outlined vein and replacement mineralization within the Jumasha Formation which may continue at depth.  The Jumasha Formation is important in central Peru as a documented host for large volume skarn deposit.

The technical information of this press release has been reviewed by Rick Walker, B.Sc., M.Sc., P. Geo. and Qualified Person as defined by NI 43-101.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
(403) 612-3001
joebucci@coastalpacificminingcorp.com

Investor Relations
Tony Collins
(877) 931-0110
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports that may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

No statement in this release is to be construed as the Company representing that there are actual or potential reserves presently identified on the Property.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.